Mail Stop 4561

April 6, 2009

Mr. Ronny Yakov
President and Chief Executive Officer
The OLB Group, Inc.
1120 Avenue of the Americas, Fourth Floor
New York, NY 10036

> **Re: The OLB Group, Inc.**
> **Form 10-KSB For Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Form 10-Q For Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-52994**

Dear Mr. Yakov:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief